Charles Schwab Investment Management, Inc.

211 Main Street, San Francisco, CA 94105

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Schwab VIT Balanced Portfolio, Schwab VIT Balanced with Growth Portfolio and Schwab VIT Growth Portfolio (three of the portfolios comprising Schwab Annuity Portfolios, hereafter referred to as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 18, 2019, and from June 12, 2019 (date of our last evaluation) through July 18, 2019.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 18, 2019, and from June 12, 2019 through July 18, 2019, with respect to securities reflected in the investment accounts of the Funds.

Schwab Annuity Portfolios

/s/ Jonathan de St. Paer
Jonathan de St. Paer President and Chief Executive Officer

/s/ Mark Fischer
Mark Fischer Treasurer and Chief Financial Officer

November 15, 2019
Date

Report of Independent Accountants

To the Board of Trustees of Schwab Annuity Portfolios

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Schwab VIT Balanced Portfolio, Schwab VIT Balanced with Growth Portfolio and Schwab VIT Growth Portfolio (three of the portfolios comprising Schwab Annuity Portfolios, hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of July 18, 2019. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed (without prior notice to management) as of July 18, 2019, and with respect to agreement of security purchases and sales, for the period from June 12, 2019 (the date of our last examinations), through July 18, 2019:

•	Confirmation of Charles Schwab & Co, Inc.’s (“CSC”) omnibus accounts for the underlying mutual fund investments at July 18, 2019 with the underlying mutual funds’ transfer agents.

•

Reconciliation of the omnibus accounts for the underlying mutual fund investments per the books and records of CSC to the omnibus accounts for the underlying mutual fund investments per the books and records of their transfer agents, at July 18, 2019, in all material respects.

•	Agreement of the Funds’ underlying mutual fund investments at July 18, 2019 as recorded on the books and records of the Funds to the shareholder books and records of CSC.

•

Agreement of a sample of security purchases and security sales of the underlying mutual fund investments for the period from June 12, 2019 through July 18, 2019 from the books and records of the Funds to the books and records of CSC.

We believe that our examinations provide, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 18, 2019 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Schwab Annuity Portfolios, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
November 15, 2019

2

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				July 18, 2019
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab VIT Balanced Portfolio (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				July 18, 2019
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab VIT Balanced with Growth Portfolio (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				July 18, 2019
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab VIT Growth Portfolio (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105